Suite 900 - 510 Burrard Street, Vancouver, British Columbia Canada V6C 3A8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed:
Toronto Stock Exchange - Ticker Symbol – ARZ
American Stock Exchange – Ticker Symbol – AZK
U.S. Registration:  (File #0-22672)
News Release Issue No. 12 - 2007

MAY 11, 2007
FOR IMMEDIATE RELEASE

AURIZON REPORTS FURTHER DRILLING RESULTS AND
INCREASED BUDGET AT JOANNA

Aurizon Mines Ltd. (TSX: ARZ; AMEX: AZK) is pleased to announce additional drilling results at its Joanna project, comprising 90 claims, located 20 kilometres east of Rouyn-Noranda, in Northwestern, Quebec.  As a result of these encouraging exploration results, Aurizon has increased the budget by $2.8 million for further exploration drilling; initiation of infill drilling; and completion of a preliminary economic assessment.

“We are extremely encouraged by the excellent results obtained from our initial exploration program at Joanna.” said David Hall, president and CEO.  “Given Joanna’s close proximity to excellent infrastructure, Aurizon is in an excellent position to quickly advance future exploration and potential development of the project”.

In the first quarter of 2007, a new mineral resource estimate was prepared by Geostat System International Inc. (“Geostat”) based on three hundred and eighty one (381) holes drilled by previous operators.  Mineral resources are estimated at 5.4 million tonnes averaging 1.8 grams of gold per tonne for 309,000 ounces in the Indicated Mineral Resources category and 21.8 million tonnes averaging 1.6 grams of gold per tonne for 1.1 million ounces in the Inferred Mineral Resources category.

The mineral resource estimate reflects the status of the project as of December 31, 2006 and does not take into account new drill results from the current drill program.

Twenty (20) holes, totalling 8,664 metres, have been completed to date, of which thirteen (13) holes were previously released on March 23, 2007.  Results from the last seven (7) holes, which are located outside of the area of the mineral resource estimate, are reported on the attached sketch and table.  Best results are as follows:

Hole	Gold Grade	Width
	Grams/Tonne	Along the hole (metres)	True width (metres)
JA-14	1.5	16.7	15.0
JA-15	1.7	9.0	8.8
JA-16	1.3 1.3	15.0 27.0	14.1 25.4
JA-17	1.4 2.4	8.0 15.0	7.8 14.6
JA-18	0.9 0.9	11.0 12.0	10.2 11.1
JA-19	1.1 1.3 1.0 1.4	33.0 25.0 13.0 10.0	30.2 23.2 12.1 9.3
JA-20	1.0 1.1	12.0 14.0	11.5 13.4
Drilled by previous operators outside of the area of the existing mineral resources estimate
79-1	1.8	41.5	40.5

Aurizon Mines Ltd.

News Release – May 11, 2007
Aurizon Reports Further Drilling Results and
Increased Budget at Joanna

At Joanna, previous surface and underground exploration focused mainly on a stacking of high grade veins close to brittle fractures related to the Cadillac fault.  The mineral intervals were included within a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne, corresponding to fine grain disseminated sulphide with minor quartz veins.  Mineralization follows multiple distinct zones on both sides of the fault, dipping 55o to the north with a western plunge.

Historical hole number 79-1 and additional drilling performed by Aurizon indicates that the corridor could be extended up to 400 metres west of the area of the existing mineral resource estimate and can be followed down to a minimum depth of 400 metres.

Additional work

Unite de Recherche de Service en Technologie Minerale (URSTM) has been engaged to complete preliminary metallurgical testwork based on five samples taken from composites of surface exploration drilling.  Grades of the samples vary between 2.98 to 4.8 grams of gold per tonne, which is higher than the average grade of the mineral resource estimate. One sample returned 9.8 grams and has not been considered.  Recovery varies from 85% to 89%.  Higher grades seem to improve recoveries, while finer grinding did not improve recoveries.  Kinetic cyanidation testwork indicates that 85% of the gold could be recovered by cyanidation in an 8 hour period.  In addition, 68.1% of the gold could be recovered by gravity.

Geolab Inc. has been appointed to complete preliminary geotechnical testwork based on nine bore holes to provide guidelines for a possible stripping ratio based on the nature of the unconsolidated soil.  The soil thickness varies from 4.2 to 5.7 metres at the contact of the mineralized zone to the south and increases to 15 metres, 500 metres to the north.  Preliminary slope design will have to take into account that the overburden is generally characterized by 1.7 to 2.2 metres of peat followed by inter layered sand, silt and clay horizons.  In addition, a permeable sand horizon is located at the contact with the rock in the deepest hole.

Outlook

An additional budget of $2.8 million has been approved to advance exploration and development of the Joanna project, including:

▪

7,000 metres of diamond drilling to test the western extension of the mineralized corridor and 3,000 metres to test a potential parallel south zone;

▪

20,000 metres of  infill diamond drilling within the area of the existing mineral resource estimate in order to transfer the inferred mineral  resources to the indicated mineral resource category;

▪

Completion of an updated mineral resource estimate which will integrate the results from the current drill program and the re-assaying program.  This updated mineral resource estimate should be completed early in the third quarter, 2007.  A contract has been awarded to Geostat to prepare the updated mineral resource estimate, in accordance with the standards defined by National Instrument 43-101;

▪

Completion of a preliminary economic assessment study, which will be initiated shortly, with a view to completing it by year end.

Aurizon Mines Ltd.

News Release – May 11, 2007
Aurizon Reports Further Drilling Results and
Increased Budget at Joanna

Quality Control

Core assays are performed on core sawed in quarter or in half, with standard fire assay procedures and atomic absorption finition and gravimetric finition for samples above 1 gram of gold per tonne.  Certified reference material and blanks are inserted in the sample sequence for quality control.  Assay checking on the samples are carried out.  Exploration primary assaying is performed at Labexpert of Rouyn-Noranda and check assays are carried out by ALS Chemex of Val D’Or.

Drill hole planning, implementation and the quality control program is supervised by Martin Demers P.Geo., Exploration Manager, and an appropriately qualified person under National Instrument 43-101.

Geotechnical and metallurgical testworks, and information in this news release that is of a scientific or technical nature was prepared under the supervision of Ghislain Fournier, P.Eng, Corporate Development Manager, and a qualified person under National Instrument 43-101.

Additional Information

One sketch is attached showing the Joanna area. Detailed results from the additional hole drill program are reported in a separate table.  All other information previously released on the Joanna Project is also available on the Aurizon website.  A copy of the Technical Report – Resource Modeling and Estimation Joanna (Hosco) Gold Deposit dated March 28, 2007 prepared by Geostat Systems International Inc. is filed under the Company’s profile at www.sedar.com.

About Aurizon

Aurizon is an emerging gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  It is estimated that the Company’s 100% owned Casa Berardi Mine will produce in excess of 1,000,000 ounces of gold over its initial six year mine life.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the American Stock Exchange under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at http://www.aurizon.com.

For further information, contact

David Hall, President Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932	Michel Gilbert, Vice President Telephone: 819-874-4511 Fax: 819-874-3391
Web Site: www.aurizon.com; Email: info@aurizon.com

Aurizon Mines Ltd.

News Release – May 11, 2007
Aurizon Reports Further Drilling Results and
Increased Budget at Joanna

FORWARD-LOOKING STATEMENTS

This News Release contains "forward-looking statements". These forward-looking statements include, but are not limited to, statements regarding the Company's planned work programs on the Joanna project and anticipated timing for completion of a preliminary economic assessment and updated resource calculation. Forward-looking statements express, as at the date of this News Release, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to such events and the Company does not intend, and does not assume any obligation to update these forward-looking statements.  We caution that forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to risks inherent in exploration, failure of  equipment or processes to operate as anticipated; accidents, labour disputes and shortages and other risks more fully described in Aurizon's Annual Information Form filed with the Securities Commissions of the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov.

CAUTIONARY NOTE TO US READERS

As a British Columbia corporation, the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”).  The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates.  Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company may use certain terms in this document, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This News Release may use the term “indicated” resources.  U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it.   U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This News Release may also use the term "inferred” resources.  U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable

Aurizon Mines Ltd.

News Release – May 11, 2007
Aurizon Reports Further Drilling Results and
Increased Budget at Joanna

Aurizon Mines Joanna Project
Surface Exploration 2007

Hole	East	North	Elevation	From	To	Grade	Length along	True width
							the hole
	(mE)	(mN)	(m)	(m)	(m)	(g/t Au)	(m)	(m)
JA-07-14	8350	1713.0	5009.0	218.80	229.00	0.2	10.2	9.3
				226.00	229.00	0.3	3.0	2.7
				250.90	304.00	0.8	53.1	48.8
				256.30	273.00	1.5	16.7	15.0
				354.00	397.00	0.6	43.0	12.9
				354.00	357.00	1.2	3.0	2.8
				362.00	376.00	0.7	14.0	12.9
				389.00	397.00	1.1	8.0	7.4
				407.00	414.00	0.4	7.0	6.5
JA-07-15	7275	1445.0	5009.0	127.00	131.00	1.6	4.0	3.9
				161.00	170.00	1.7	9.0	8.8
				183.00	185.00	2.6	2.0	2.0
				202.00	210.00	0.3	8.0	7.8
				207.00	210.00	0.6	3.0	2.9
				219.00	222.00	1.7	4.0	2.9
JA-07-16	8250	1745.0	5009.0	252.00	340.00	0.4	88.0	82.5
				257.00	260.00	1.3	3.0	2.8
				293.00	308.00	1.3	15.0	14.1
				319.00	328.00	0.6	9.0	8.4
				371.00	435.00	0.8	64.0	60.2
				379.00	406.00	1.3	27.0	25.4
				421.00	428.00	1.0	7.0	6.6
JA-07-17	7200	1554.0	5009.0	210.00	216.00	0.4	6.0	5.8
				221.00	227.00	0.8	6.0	5.8
				241.00	249.00	1.4	8.0	7.8
				265.00	280.00	2.4	15.0	14.6
				283.00	292.00	0.3	9.0	8.7
				310.00	321.00	0.4	11.0	10.7
JA-07-18	7500	1490.0	5009.0	157.00	168.00	0.9	11.0	10.2
				174.00	186.00	0.9	12.0	11.1
JA-07-19	8300	1802.0	5009.0	310.00	383.00	0.7	73.0	67.0
				318.00	351.00	1.1	33.0	30.2
				443.00	468.00	1.3	25.0	23.2
				475.00	516.00	0.9	41.0	38.2
				479.00	492.00	1.0	13.0	12.1
				502.00	512.00	1.4	10.0	9.3
JA-07-20	7428	1539.0	5009.0	222.00	234.00	1.0	12.0	11.5
				251.00	265.00	1.1	14.0	13.4

7500E
8000E
9000E
9500E
Indicated Resources : 308,800 oz
Inferred Resources : 1,102,400 oz
4700m
4400m
79-2
1.8/41.5
Historical Hole
10W
79-1
2.4/15.0
JA-15
JA-20
JA-18
JA-17
0.9/12.0
1.7/9.0
1.1/14.0
1.1/33.0
1.5/16.7
1.5/36.0
2.2/32.0
1.4/28.0
JA-01
1.0/6.0
1.1/12.0
JA-03
1.5/19.0
JA-02
1.3/28.0
1.7/22.0
1.1/13.0
JA-08
JA-06
9.2/2.0
JA-07
JA-05
JA-04
1.3/27.0
0.9/87.0
JA-16
JA-13
1.5/18.0
JA-09
JA-10
JA-14
JA-19
JA-12
JA-11
1.3/25.0
Deep target
0 100m
Area of drilling
Joanna Project
Cadillac Break
Doyon
Bousquet
LaRonde
Rouyn 20 km
15 km
0 2Km
Past production (9,700oz)
Mineral resources
2.4/15.0 Previous hole reported
2.4/15.0 New hole reported
(1.5/10.0=g/t Au/m)
AURIZON MINES LTD.
JOANNA Project (Quebec)
Composite Longitudinal Section
May 11, 2007
LON_HOSCO_COM_mai_2007.cdr

Reference: News Release Issue No. 12 - 2007